STATOIL HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83

December 19, 2016

Mr. H. Roger Schwall,
Assistant Director, Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, DC 20549,
USA.

Dear Mr. Schwall,

Thank you for your letter dated December 5, 2016 setting forth additional comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended December 31, 2015 and 20-F/A for Fiscal Year Ended December 31, 2015 (as so amended, the “2015 Form 20-F”) of Statoil ASA (“Statoil” or the “Company”) (File Number 001-15200).

In accordance with what we understand to be the Staff’s policy with respect to requests for confidential treatment of responses to the Staff’s comment letters, we are submitting two separate letters in response to the Staff’s comments.  Concurrent with the submission to you of this letter, confidential treatment of this letter is being requested under the Commission’s rules in accordance with 17 C.F.R. § 200.83.  Accordingly, a separate version of this response letter is being filed by hand and not via EDGAR.  This letter being submitted via EDGAR does not contain confidential information of Statoil and therefore is not submitted on a confidential basis.

To facilitate the Staff’s review of our response, we have included in this letter the caption and numbered comment from the Staff’s comment letter in bold text, and have provided our response immediately following the comment.

Form 20-F for the Fiscal Year Ended December 31, 2015

Business Overview, page 13

Proved Oil and Gas Reserves, page 48

STATOIL HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83

Development of Reserves, page 55

1.
To further our understanding of your response to prior comment 1, provide us with the total net quantities of proved undeveloped reserves that were expected to remain undeveloped for five years or more as of December 31, 2014 and 2015. As part of your response, clarify for us the net quantities of such reserves attributable to the fields provided as examples in your filings on Form 20-F for each of the fiscal years ended December 31, 2014 and 2015.

The information provided in the 2014 and 2015 disclosures was intended to disclose that we carry proved reserves that may take more than five years to develop. All of the fields and field development projects mentioned in the disclosure are under continuous development. Several of the fields mentioned are large offshore developments with large infrastructure. The major investments in these fields are related to installing the initial facilities and infrastructure. Once this is in place, future drilling of additional wells is a relatively minor investment.

All the fields listed in the 2014 and 2015 disclosures are either producing, or will start production within the next five years as shown in the table below. For fields where production will start within the next five years, investment decisions have already been sanctioned and investments in infrastructure and facilities has commenced. The development activities that will take place more than five years from the disclosure date are mainly related to incremental type of spending, such as drilling of new wells from existing facilities, in order to secure continued production. As such we do not track the total net quantities of proved undeveloped reserves that were expected to remain undeveloped for five years or more.

STATOIL HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83

The table below shows the net quantities of proved undeveloped reserves for the fields provided as examples. These contribute with a material part of the 1,635 million boe and 1,546 million boe disclosed as our total net proved undeveloped reserves in our filings on Form 20-F in 2014 and 2015.

	Field	Planned production start	Proved undeveloped reserves (million boe)
			2014	2015
Ongoing field development projects	[****]	[****]	[****]	[****]
	[****]	[****]	[****]	[****]
	[****]	[****]	[****]	[****]
	[****]	[****]	[****]	[****]
	[****]	[****]	[****]	[****]
Producing fields with continued development	[****]	[****]	[****]	[****]
	[****]	[****]	[****]	[****]
	[****]	[****]	[****]	[****]
	[****]	[****]	[****]	[****]
	[****]	[****]	[****]	[****]
	[****]	[****]	[****]	[****]
	[****]	[****]	[****]	[****]
	[****]	[****]	[****]	[****]
	[****]	[****]	[****]	[****]
	[****]	[****]	[****]	[****]
[****]

[****CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND
 FURNISHED SEPERATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

In future filings we will expand the disclosure to include a statement that there are no material development projects, which would require a separate future investment decision by management, included in our total proved undeveloped reserves.

STATOIL HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83

Financial Review, page 71

2.
We note your financial results in 2015 were influenced by the fall in oil prices from the disclosure in your Form 20-F. We also note that your Form 6-K furnished on October 27, 2016 states that your financial results in the third quarter of 2016 were affected by low oil and gas prices. Address the uncertainty in commodity prices by adding disclosure to the Operating and Financial Review section of your Form 20-F that provides a discussion and analysis of the reasonably likely effect of a continuation of the lower prices reflected in your Form 20-F to your operating results, liquidity, or capital resources. This disclosure should address the potential impact of oil and natural prices not rising to the prices used in your internal price forecasts. Refer to Item 5.D of Form 20-F and Sections III.A and III.B.3 of SEC Release No. 33-8350.

As noted in your comment, we explained the impact of low oil prices on our financial results in our Form 20-F in various sections including Section 4 Financial Review and in Section 2.1 Statoil’s business environment.  We also addressed the impact of lower commodity prices on our proved reserves in Section 3.11 Proved oil and gas reserves.

In addition, disclosures were provided in other sections of our Form 20-F about the impact a sustained low price environment could have in the future.  These include:

•
Section 2.  Strategy and market overview, in which we state, “The profitability of the oil and gas industry continues to be challenged” and we set out Statoil’s efficiency programme target to reduce capital expenditures and operational expenditures in 2016.

•
Section 2.3.  Group Outlook in which we state that Statoil “plans to address the current environment while continuing to invest in higher quality projects” and provide estimates for 2016 capital expenditure, pre-tax effects of efficiency improvements and indicative effects from production sharing agreements.

•
Section 5.2.2.  Managing financial risk which discloses the impact of trends in commodity prices on Statoil’s results of operations, and states “Significant downward adjustments of Statoil’s commodity price assumptions will result in impairment losses on certain producing and development assets in the portfolio.” In addition, we provide a table showing the indicative effects on 2016 results given certain assumed changes in crude oil prices, natural gas contract prices and USD/NOK exchange rates.

STATOIL HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83

•
Section 5.1.  Risk Factors in which we state: “It is impossible to predict future price movements for oil and/or natural gas with certainty. A prolonged period of low oil and natural gas prices will adversely affect Statoil’s business, the results of operations, financial condition, liquidity and Statoil’s ability to finance planned capital expenditure, including possible reductions in capital expenditures which could lead to reduced reserve replacement. In addition to the adverse effect on revenues, margins and profitability from any fall in oil and natural gas prices, a prolonged period of low prices or other indicators could, if deemed to have longer term impact, lead to further reviews for impairment of the group’s oil and natural gas properties. Such reviews would reflect the management’s view of long-term oil and natural gas prices and could result in a charge for impairment that could have a significant effect on the results of Statoil’s operations in the period in which it occurs. Changes in management’s view on long-term oil and/or natural gas prices or further material reductions in oil, gas and/or product prices could have an adverse impact on the economic viability of projects that are planned or in development.”

•
Note 11 to our Financial Statements, in which we include a table presenting an estimate of the carrying amount of producing and development assets, that would be subject to impairment assessment if a further decline in commodity price forecasts over the lifetime of the assets were 20%.  The sensitivity analysis is given on the assumption that all other factors would remain unchanged.  We disclose that, “A significant and prolonged decline in commodity prices would affect other assumptions, e.g. cost level, currency etc. A general decline in commodity price assumptions of 20% would result in mitigating actions by Statoil by optimising the respective business plans in order to reduce the exposure to changes in the macro environment.”

We believe that the foregoing disclosures sufficiently addresses the requirements of Item 5.D of the Form 20-F to discuss any known trends or uncertainties that are reasonably likely to have a material effect on the company’s operating results, liquidity or capital resources.  We note that Item 5.D does not require the quantification of such effects and we do not believe that it is possible to provide a detailed analysis of the reasonably likely impacts of the lower commodity price environment on Statoil’s future results of operations, liquidity or capital resources. Such forward looking commodity price analysis would have to be based on numerous complex variables and assumptions related to cost development, changes in the supplier industry, changes in fiscal regimes, impacts on production sharing agreements, impacts on our downstream businesses as well as our upstream business and other significant factors.

STATOIL HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83

As noted in our response to Comment 3 below, in our 2016 Form 20-F we intend to quantify an illustrative impairment amount that would be triggered by a reasonably likely negative change in commodity prices.

Also, acknowledging the request for more disclosures on commodity price assumptions and the changes made to IAS 1.31 in 2016 in which companies are further encouraged to provide additional disclosures when the specific requirements in IFRS is considered insufficient we will in our 2016 Form 20-F disclose Statoil’s internal price forecasts for Brent Blend, Henry Hub and National Balancing point UK. The internal price forecast will be disclosed for 2020, 2025 and 2030.

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies, page 164

Critical Accounting Judgments and Key Sources of Estimation Uncertainty, page 172

Impairment / Reversal of Impairment, page 173

3.
The revised disclosure provided in response to prior comment 2 states that key assumptions used in impairment testing bear the risk of change and that your estimates of future cash flows reflect uncertainties in timing and amount. However, your revised disclosure does not provide insight into the extent of the uncertainty associated with the key assumptions used to test your oil and natural gas properties for impairment or the reasonably likely effect of changes in circumstances or expectations of future performance. For example, your response states that the recoverable amount of your oil and natural gas properties is especially sensitive to future developments in the market price of oil and gas, but your revised disclosure does not address the uncertainty associated with assumptions related to price or the impact of reasonably likely changes in these assumptions. Further revise your disclosure accordingly.

Our intention with the additional disclosure was to further highlight the risk of change in key assumptions used in estimating the recoverable amount of our oil and natural gas properties. Together with the information disclosed about sensitivities on page 190 of our 2015 Form 20-F this would provide information about the level of oil and natural gas properties at risk for further impairment.

STATOIL HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83

We have not in the past considered it meaningful to disclose the impairment amount that would be triggered by a reasonably likely negative change in commodity price for the reasons discussed in our response to your prior comment 6. However, in response to the Staff’s comment, we will include in our 2016 Form 20-F the calculated illustrative impairment amount based on a reasonably likely negative change in the commodity prices, accompanied by a qualitative description of the limitations of such an estimate in Note 11, Property Plant and Equipment. This will provide the reader with a reference point with regards to our portfolio’s sensitivity to a reasonably likely change in commodity price, but we will clarify that this amount is not the expected outcome as other factors will offset the impact of the change in commodity price in which the final outcome most likely will be significantly different than the disclosed amount.

The following qualitative text (or similar text) will be included together with the disclosed illustrative impairment sensitivity amount in Note 11 to the 2016 Form 20-F:

While the illustrative impairment sensitivity assumes no changes to input factors other than prices, a price reduction of (20%) is likely to impact other factors used when estimating an asset’s recoverable amount. Changes in such input factors are likely to significantly reduce the actual impairment amount compared to the illustrative sensitivity above, and include an expected reduction in the cost level in the oil and gas industry as well as offsetting currency effects, both of which have historically occurred following price shocks. The illustrative sensitivity is therefore not considered to represent a best estimate of an expected impairment impact, nor an estimated impact on revenues or operating income in such a scenario. A significant and prolonged reduction in oil and gas prices would also result in mitigating actions by Statoil and its license partners, as a reduction of oil and gas prices would impact the expected production profiles for new and existing assets. Quantifying such impacts is considered impracticable, as it requires detailed technical, geological and economical evaluations based on hypothetical scenarios and not based on existing business or development plans.

We believe that the combination of the referred disclosures including anticipated changes with regards to disclosed price curves as discussed in comment 2 and the sensitivity impairment amount as discussed above is sufficient to address the uncertainty with the assumptions related to prices.

STATOIL HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83

Note 11 – Property, Plant and Equipment, page 187

Impairments, page 188

4.
In response to prior comment 4, you state that estimates of future cash flows from your oil and natural gas properties reflect a range of economic conditions by using your most likely expected estimates. Provide us with additional detail explaining how the substantial decline in oil and gas prices described in your Form 20-F affected your estimate of future cash flows in determining value in use.

A low price environment will affect the short-term price assumptions. Typically, the forward market prices are the basis for the short-term horizon. The forward market prices together with the outturn prices generally reflect the current (low) price environment. Long-term prices are typically established based on an analysis of supply, demand and cost development of marginal supply, which to a certain extent will be influenced by a (current) low price environment (i.e. downward cost trend). Further, a bridging of prices from the short to the long-term is performed.

An assessment of prices was performed in early 2015, which was at an early stage of the downward trending market. This resulted in reduced prices for the full time horizon as disclosed in our first quarter 2015 results. Later in 2015, the short-term prices (reflecting the current low price environment) and the bridging from short to long-term prices were updated. The long-term prices established early in 2015 were still considered to be relevant at the time and consequently not updated in the remainder of 2015. Reference is also made to the response to question 7.

The long-term commodity price assumptions referred to above, together with short-term prices (2-3 years) based on observable forward market curves as well as outturn prices as described in our response to prior comment 5, are the basis for the cash flow projections and applied in our impairment valuation models.

STATOIL HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83

When performing impairment tests in 2015 cash flow projections were updated based on the latest available business plans in which assumptions other than commodity prices, such as cost levels, activity level, reserves, production profiles etc. also had been adjusted based on latest information available and to respond to the current situation. Negative impacts from the reduced prices (short-term) were partly offset by impacts of items on which the Company acted and responded to (such as removing previously planned wells and increased recovery projects which were marginally profitable but would in the lower price scenario become unprofitable) in a changing market environment or based on observed reduction in operating expenses. The estimate for future cash flows used in determining value in use was hence based on the latest available business plans in which the impact of the substantial decline in oil and gas prices on other assumptions were considered.

5.
Your response to prior comment 4 states that your basis for estimating the cash flows for oil and natural gas properties is consistent with the data used for investment decisions. Tell us if it is also consistent with the data used for your budgets and forecasts. Refer to paragraph 33(b) of IAS 36.

Yes, see also our response to comment 6 in this letter.

6.
We note from your response to prior comment 5 that your cash flow projections follow the expected reserves / production profile of the oil and natural gas asset and typically exceed a period of 5 years. As it relates to your estimates of future long-term prices, tell us how your cash flow projections are prepared in a manner consistent with the guidance per paragraphs 35 and 36 of IAS 36 regarding projections of cash flows over a period longer than five years. For example, explain your analysis of objective information about patterns in oil and natural gas prices.

Statoil prepares cash flow forecasts over the entire economic life of our assets. This is driven by the nature of our business in which most of our assets have an economic life significantly beyond 5 years and cash flow projections beyond a 5-year horizon that do not reflect a steady rate of increase or decline. The cash flow projections are based on several long-term assumptions such as production profiles, costs and commodity prices. Please see also our response to your prior comments 4 and 5, and comment 4 above with regards to basis for estimates of future cash flows, and oil and natural gas prices in which both internal and external data is applied. Paragraph 35 and 36 of IAS 36 allow for the use of cash flow projections until the end of an asset’s useful life, and Statoil is confident, based on past experience, that this provides a more reliable estimate than the use of a terminal value after year 5 with a steady rate of production decline that will not match the actual production profile or cash flows of our oil and natural gas properties. With regards to patterns in oil and natural gas prices see also response to comment 2 in which we for the 2016 20-F will include disclosure of our internal long-term price forecasts for 2020, 2025 and 2030.

STATOIL HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83

7.
As it relates to your long term commodity price assumptions, your response to prior comment 5 states that you reflect upon the current market environment and adjust your long term analysis when fundamental changes in the macro environment have been observed. With reasonable detail regarding the analysis performed, tell us whether the current environment of decreasing oil and gas prices described in your Form 20-F was deemed to be a fundamental change in the macro environment and, if so, explain how this impacted your analysis of long term prices.

Changes and developments in the macro environment and markets are followed continuously. When the (cumulative effect of) changes are considered significant, an assessment of the long-term prices is performed and in any case at least annually. An evaluation of long-term prices was performed early 2015. The trigger for this assessment was the result of increasing low cost supply, especially from the US, and weaker demand in some regions due to energy efficiency and competition from new renewables, which caused decreasing prices. We considered this a fundamental change in the macro environment and consequently reassessed our price assumption.

The assessment of prices performed in early 2015 resulted in reduced prices over the full time horizon. Later in 2015, only the short-term prices and the bridging were updated. The long-term prices established early 2015 were still considered to be relevant at the time, and consequently not updated in the remainder of 2015. There are several key supply and demand uncertainties impacting the long-term prices, and today’s prices are not necessarily a good indicator of the future price. Further analysis and considerations of these supply and demand uncertainties have been made in 2016, and consequently prices are further revised.

8.
We note from your response to prior comment 5 that you perform benchmark evaluations against external data to evaluate and update past projections based on actual outcomes to comply with paragraph 34 of IAS 36. Tell us about recent results of this type of analysis and the degree to which you are able to ensure that current cash flow projections are consistent with past actual outcomes.

Following a fundamental market analysis update and revised long-term prices established in early 2015, benchmarking of the resulting prices versus external consultants was performed to review the robustness of our internal analysis and future commodity price assumptions. This benchmarking with external consultant data was performed as part of the long-term price update in early 2015 which indicated that our price assumptions were within the range of relevant external benchmarks at the time. As part of our reassessments of long-term prices in 2016, similar benchmarking has been performed. Please note that the benchmarks of long-term prices are forward looking and no benchmarking has been performed between the long-term updates. Short-term prices on the other

STATOIL HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83

are updated each quarter within year and are based on forward market prices and outturn prices. The short-term price within a year will reflect an average of the actual outturn prices until the point in time the update is made, and the market view for the remainder of the year.

Although our price forecasts were within the range of relevant benchmarks at the time of being made, historically some of these forecasts have turned out to be optimistic while other have turned out to be pessimistic as well as some very close to the realized prices. Our observation indicates that we have not been biased towards being optimistic or pessimistic in our forecasts of future prices.

Sensitivities, page 190

9.
Your response to prior comment 6 indicates that you disclosed the carrying amount of producing and development assets which would be subject to impairment assessment assuming a 20% decline in forecasted commodity prices as this was considered a reasonably likely development. Revise to explain that this disclosure was based on a reasonably likely outcome.

As commented upon in response to your prior comment 6 in which we stated that the 20% decline was based on what we considered to be “Within the ranges of the information available at that time, a 20% reduction was considered a reasonable likely development,” we confirm that the disclosure was based on what we considered a reasonable likely outcome.

STATOIL HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83

10.
As noted in prior comment 6, disclosure in your Form 20-F states that the expected impairment amount from an additional decline in commodity price forecasts is not disclosed because there are substantial uncertainties related to other relevant assumptions. Revise to more clearly state, if true, that it is impracticable to provide disclosure regarding the extent of the possible effects of uncertainties associated with forecasted commodity prices, but that it is reasonably possible that a material adjustment to the carrying amount of your oil and natural gas properties could be required. Refer to paragraph 131 of IAS 1.

To disclose an impairment amount based on a reasonably likely scenario of different assumptions is impracticable as any change in long-term commodity prices would impact the future activity level of our assets that again would require a full update of the business case for the individual asset in order to arrive at a reliable amount. Such scenario calculations on a portfolio level are not performed and hence are not available.

We have in the past not considered it meaningful to disclose the actual impairment amount based on a single sensitivity of a reasonably likely change in commodity prices based on the reasons provided in our response to your prior comment 6. Scenarios in which other reasonably likely outcomes of other assessments to be included is not available and impracticable to calculate. However, as commented upon in our response to comment 3 above we will include in our 2016 Form 20-F the calculated impairment amount based on a reasonably likely change in the commodity prices, accompanied by a qualitative description of the limitations of such an estimate in Note 11, Property Plant and Equipment.

Note 27 – Supplementary Oil and Gas Information, page 214

Oil and Gas Reserve Quantities, page 214

11.
We note your response to prior comment 7. Explanatory language should be provided as part of the disclosure of changes in your net reserve quantities to comply with FASB ASC 932-235-50-5. Revise your presentation accordingly.

The reasons for the most significant changes to our proved reserves at year-end 2015 were:

•
The significantly reduced commodity prices resulted in more negative revisions of previously booked reserves than in previous years. The total net change in the Revisions and improved recovery category is therefore negative this year.

STATOIL HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83

•
The Johan Sverdrup development project offshore Norway was sanctioned during the year. This is one of the largest new discoveries in the world in recent years and added significant amounts of new proved reserves. This is the main contribution to new proved reserves in the Extensions and discoveries category.

•	Our remaining ownership share in the Shah-Deniz field in Azerbaijan was sold during the year. This is the reason for the relatively large negative change reported as Sales of reserves-in-place

We confirm that in future filings we will include explanatory language as part of the disclosure of the changes in our net reserves together with the table presenting these changes to facilitate for the reader of the disclosures.

*   *   *

We are available to discuss any of the foregoing with you at your convenience.

Very truly yours,

/s/ Hans Jakob Hegge
Hans Jakob Hegge

cc:	Ethan Horowitz, Branch Chief
Wei Lu, Staff Accountant
John Hodgin, Petroleum Engineer
(Securities and Exchange Commission)

Kathryn A. Campbell
(Sullivan & Cromwell LLP)
Jimmy Daboo
Mona Larsen
(KPMG AS)